

December 11, 2013

Via E-mail
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

     Re: **Caesarstone Sdot-Yam Ltd.**
            Form 20-F for the Fiscal Year Ended December 31, 2012
            Filed March 25, 2013
            Form 6-K
            Filed August 9, 2013
            File No. 1-35464

Dear Mr. Averbuch:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, Financial Statements in U.S. dollars, page F-20

1.   We note your disclosure that "effective July 1, 2012, the Company changed its functional currency to the U.S. dollar from the NIS." Please tell us, and revise future filings to more fully explain, the specific facts and circumstances that resulted in this change, including your consideration of each factor outlined in ASC 830-10-55-5.

Form 6-K Filed August 9, 2013

2.   We note your disclosure that gross margin in the second quarter of 2013 "included a $3.5 million one-time positive impact associated with a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April of 2013." Please provide us additional information regarding the specific facts and circumstances that resulted in this change in estimate. Please help us understand how and why you determined that recording this amount in the second quarter of 2013 is appropriate. If this amount relates to prior periods, please provide us your analysis of the materiality of not recording it in those periods and of recording it in the second quarter of 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief

cc: Colin Diamond, Esq. (via E-mail)
        White & Case LLP